UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42581

COSTAMARE BULKERS HOLDINGS LIMITED
(Translation of registrant’s name into English)

7 rue du Gabian, MC 98000 Monaco
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

INCORPORATION BY REFERENCE

The information contained in this Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3, as filed with the U.S. Securities and Exchange Commission on May 30, 2025 (File No. 333-287685), to the extent not superseded by information subsequently filed or furnished (to the extent we expressly state that we incorporate such furnished information by reference) by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

99.1	First Amendment, dated as of October 21, 2025, to Shareholders Rights Agreement, dated as of April 16, 2025, by and between Costamare Bulkers Holdings Limited and Equiniti Trust Company, LLC

Monaco, October 21, 2025 – On October 21, 2025, Costamare Bulkers Holdings Limited (the “Company”) (NYSE: CMDB) entered into a First Amendment (the “Amendment”) to the Shareholders Rights Agreement, dated as of April 16, 2025, by and between the Company and Equiniti Trust Company, LLC, as rights agent (the “Rights Agreement”). The Amendment modifies the definition of Acquiring Person to provide that, subject to certain exceptions, the Rights (as defined in the Rights Agreement) become exercisable upon a “U.S. Person” (as defined below) becoming the beneficial owner of 5% or more of the Company’s common stock then outstanding. For non-U.S. Persons, the triggering threshold remains unchanged. “U.S. Person” is generally defined to mean any person who or which is, or the ultimate parent or beneficial owner of such person who or which is, organized under the laws of the United States of America or any State of the United States of America (or in the case of a natural person, is a legal resident thereof), except as may be exempted by the Board. Any U.S. person that beneficially owned 5% or more of Company's common stock as of the public announcement of the Amendment will not be deemed to be an Acquiring Person so long as such person does not exceed its existing percentage ownership (other than subject to customary exceptions).

In addition, in connection with the entry into the Amendment, the Board of Directors (the “Board”) of the Company will grant an exemption from the definition of U.S. Persons any existing U.S.-based shareholders who or which (i) currently beneficially own 5% or more of the Company’s common stock (as evidenced by such holder’s public filings as filed with the U.S. Securities and Exchange Commission as of the public announcement of the Amendment) and (ii) are passive investors that have reported and are entitled to report beneficial ownership under Schedule 13G under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), but only so long as such holder is eligible to report ownership on Schedule 13G under the Exchange Act and such holder has not reported and is not required to report such ownership on Schedule 13D under the Exchange Act and such holder does not hold shares of the Company’s common stock on behalf of any other person who is required to report on Schedule 13D under the Exchange Act (an “Existing U.S. Passive Investor”), but solely to the extent such holder does not beneficially own 6.5% or more of the Company’s common stock.

The Rights Agreement otherwise remains unmodified and continues in full force and effect in accordance with its terms.

The Board approved the entry into the Amendment in an effort to protect stockholder value in light of recent developments arising from the announcement on October 10, 2025 by the Ministry of Transport of the People’s Republic of China relating to the collection of special port fees from US-linked vessels and the subsequent regulations and guidance promulgated related thereto, and to strengthen the Company’s ability to respond to any U.S. Persons who may seek to acquire an ownership interest in the Company in order to influence the Company’s ability to adhere to such regulations and guidance. The Company is closely monitoring the ongoing regulatory developments referenced above and currently expects to rescind the Amendment and reinstate the prior terms of the Rights Agreement if and once the Board determines that such changes are no longer necessary.

The foregoing is a summary of the terms of the Amendment, does not purport to be complete and is qualified in its entirety by reference to the Amendment, a copy of which is attached as Exhibit 99.1 and incorporated by reference into this report.

Forward-Looking Statements

This report contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could”, “expect” and similar expressions. You should not place undue reliance on these statements. These statements are not historical facts but instead represent only the Company’s beliefs regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Registration Statement on Form 20-F (File No. 001-42581).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2025
COSTAMARE BULKERS HOLDINGS LIMITED

By:	/s/ Gregory G. Zikos
	Name:	Gregory G. Zikos
	Title:	Chief Executive Officer